Exhibit 2(b)


                                                 January 12, 1998


Mr. Howard S. Leight
Howard Leight Industries, Inc.
7828 Waterville Road
San Diego, CA  92173

Dear Howard:

     Reference is made to that certain Asset Purchase Agreement between Bacou USA Safety, Inc. and Howard S. Leight & Associates, Inc. dated as of December 31, 1997 (the "Agreement").

     In connection with our negotiation of the Agreement, we have discussed certain additional matters which this letter agreement shall memorialize. First, this will confirm that the Board of Directors of Bacou USA, Inc. shall vote to make you a director of Bacou USA, Inc. effective upon the Closing. As a director of Bacou USA, Inc., you will be entitled to compensation and benefits at the same rates and amounts applicable generally to outside directors of Bacou USA, Inc. As with all directors of Bacou USA, Inc., you will be subject to re-election annually and your continued election to the Board of Directors will be determined by a vote of its shareholders in their discretion.

     In connection with your Consulting Agreement, you will be granted options to purchase up to 50,000 shares of common stock, $.001 par value, of Bacou USA, Inc. at a price of $17.00 per share and such option shall remain exercisable for a period of ten years from the date of grant, which shall be the Closing Date under the Agreement.

     Finally, we understand that you recently formed a new company named Howard Leight Enterprises, Inc. ("HLE") which will manufacture polyurethane pre-polymer, the raw material used in the production of foam earplugs by Howard
S. Leight & Associates, Inc. ("HLI") and currently purchased from Hampshire Chemicals. This will confirm that Bacou USA Safety, Inc. will enter into a Supply Agreement with HLE pursuant to which Bacou USA Safety, Inc. agrees to purchase its requirements for polyurethane pre-polymer from HLE for a period of five years provided that the quality and price of such raw material are equivalent to that which is then used by HLI and available from third party suppliers.

     If this letter accurately reflects our mutual understandings of all of the additional agreements between Bacou USA, Inc. and Howard S. Leight other than the Agreement and the Collateral Agreements, please sign this letter in the space indicated below.

                                            Very truly yours,


                                             BACOU USA, INC.



                                             By: /s/ Walter Stepan
                                                --------------------------------
                                                     Walter Stepan


                                             By: /s/ Philip B. Barr, Jr.
                                                --------------------------------
                                                     Philip B. Barr, Jr.



Accepted and Agreed:


/s/ Howard S. Leight
   -------------------------
    Howard S. Leight